Exhibit 99.1

CAF STONE OAK VILLAGE, LLC

 (A TEXAS LIMITED LIABILITY COMPANY)

Financial Statements as of December 31, 2016 and for the period from August 18, 2016 (Inception) to December 31, 2016, and Independent Auditors’ Report

CAF STONE OAK VILLAGE, LLC

 (A TEXAS LIMITED LIABILITY COMPANY)

Independent Auditors’ Report

The Members

CAF Stone Oak Village, LLC:

We have audited the accompanying financial statements of CAF Stone Oak Village, LLC, which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in members’ equity, and cash flows for the period from August 18, 2016 (inception) through December 31, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAF Stone Oak Village, LLC as of December 31, 2016, and the results of its operations and its cash flows for the period from August 18, 2016 (inception) through December 31, 2016 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

March 27, 2017

CAF STONE OAK VILLAGE, LLC

BALANCE SHEET

December 31, 2016
ASSETS
Real Estate Investments
Land	$4,920,000
Buildings and improvements	40,860,921
Intangible lease assets	931,000
Furniture, fixtures, and equipment	525,000
Total Gross Real Estate Investments	47,236,921
Accumulated depreciation and amortization	(1,149,144)
Total Net Real Estate Investments	46,087,777
Cash and cash equivalents	437,878
Restricted cash	564,565
Other assets	52,924
TOTAL ASSETS	$47,143,144

LIABILITIES AND EQUITY
Mortgage payable, net	$34,389,494
Accounts payable and other accrued liabilities	62,430
Accrued real estate taxes payable	4,500
Accrued interest payable	114,977
Security deposit liability	78,054
Prepaid rents	37,432
Distributions payable	58,508
Due to affiliates	7,519
Total Liabilities	34,752,914

Total Members' Equity	12,390,230
TOTAL LIABILITIES AND EQUITY	$47,143,144

See Notes to Financial Statements

CAF STONE OAK VILLAGE, LLC

STATEMENT OF OPERATIONS

For the Period from August 18, 2016 (Inception) to December 31, 2016
Revenues
Rental income	$1,564,293
Other income	110,855
Total revenues	1,675,148
Expenses
Property operating expenses	320,805
Acquisition costs	761,032
Real estate taxes and insurance	487,956
Property management fees (related party)	50,254
Asset management fees (related party)	33,503
Fees to affiliates	608,000
Property general and administrative expenses	71,672
Depreciation and amortization	1,149,144
Total expenses	3,482,366
Operating loss	(1,807,218)
Interest expense	(488,070)
Net loss	$(2,295,288)

See Notes to Financial Statements

CAF STONE OAK VILLAGE, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

	Managing Members	Member
	CAF Capital Partners, LLC and its Affiliates	NREA SOV Investors, LLC	Total Members' Equity
Balances, August 18, 2016	$ —	$ —	$ —
Contributions	9,710,028	5,250,000	14,960,028
Distributions	(60,660)	(213,850)	(274,510)
Net (loss) income	(2,509,138)	213,850	(2,295,288)
Balances, December 31, 2016	$ 7,140,230	$ 5,250,000	$ 12,390,230

See Notes to Financial Statements

CAF STONE OAK VILLAGE, LLC

STATEMENT OF CASH FLOWS

For the Period from August 18, 2016 (Inception) to December 31, 2016
Cash flows from operating activities
Net loss	$(2,295,288)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,149,144
Amortization of fair market value adjustment of assumed debt	(17,270)
Changes in operating assets and liabilities, net of effects of acquisition:
Restricted cash	(414,519)
Other assets	1,013,494
Accounts payable and other accrued liabilities	(677,790)
Due to affiliates	7,519
Net cash used in operating activities	(1,234,710)

Cash flows from investing activities
Change in restricted cash	(150,047)
Additions to operating real estate investment	(400,150)
Acquisition of operating real estate investment	(12,521,241)
Net cash used in investing activities	(13,071,438)

Cash flows from financing activities
Contributions	14,960,028
Distributions	(216,002)
Net cash provided by financing activities	14,744,026

Net increase in cash	437,878
Cash, beginning of period	—
Cash, end of period	$437,878

See Notes to Financial Statements

CAF STONE OAK VILLAGE, LLC

STATEMENT OF CASH FLOWS

Supplemental Disclosure of Cash Flow Information
Interest paid	$390,363
Supplemental Disclosure of Noncash Investing and Financing Activities
Increase in distributions payable	58,508
Liabilities assumed from acquisition	975,182
Other assets acquired from acquisition	1,066,418
Fair market value adjustment of assumed debt	431,765
Assumed debt on acquisition of operating real estate investment	33,975,000

See Notes to Financial Statements

CAF STONE OAK VILLAGE, LLC

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Description of Business

CAF Stone Oak Village, LLC (the “Company”), a Texas limited liability company that wholly owns Springs at Stone Oak Village (“Stone Oak”), was formed on August 18, 2016 for the sole purpose of investing in and owning Stone Oak. The Company is 35% owned by NREA SOV Investors, LLC (the “Member”), a wholly owned subsidiary of NexPoint Multifamily Capital Trust, Inc., and 65% owned by CAF Capital Partners, LLC and its affiliates (collectively, the “Managing Members”). Stone Oak is a multifamily property encompassing 360 units, located in San Antonio, Texas. The Managing Members are the property manager of Stone Oak.

The Company purchased Stone Oak from a third party on August 19, 2016 for a purchase price of $46,405,005, which was funded through contributions from the members and an assumption of the existing mortgage debt secured by the property.

The Managing Members provided a non-recourse guaranty, except for standard recourse carve-outs, on the first mortgage loan that is secured by Stone Oak. Recourse is full recourse in the event of a voluntary bankruptcy, collusive involuntary bankruptcy, or breach of customary negative covenants.

The Member’s investment (the “Investment”) may be redeemed at any time following August 19, 2017, which is the 1st anniversary of the date Stone Oak was acquired, by paying an exit fee of $525,000, or 1.0% of the Investment.

The Managing Members have agreed to indemnify and hold the Member harmless, and to reimburse the Member periodically for, (i) all out-of-pocket costs and expenses relating to the Investment, including travel (if necessary or appropriate) and the reasonable fees and disbursements of the Member’s attorneys and advisors; and (ii) any costs, expenses and damages to the Member resulting from any action, proceeding or investigation seeking to enjoin or otherwise resulting from any matter referred to in dealings with the Company.

The Company will continue in existence until dissolved in accordance with the provisions of the operating agreement and is funded through the equity contributions of its members. As LLC's, except as may otherwise be provided under applicable law, no member shall be bound by, or personally liable for, the expenses, liabilities, or obligations of the Company. The members are not obligated to restore capital deficits. The Member is not contractually required to provide additional financial support to the Company beyond its original investment.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company were prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

In the opinion of the Company’s management, the accompanying financial statements include all adjustments and eliminations, consisting only of normal recurring items necessary for their fair presentation in conformity with GAAP. There have been no significant changes to the Company’s significant accounting policies during the period from August 18, 2016 (inception) to December 31, 2016.

Revenue Recognition

The Company’s primary operations consist of rental income earned from its residents under lease agreements with terms of typically one year or less. Rental income is recognized when earned. This policy effectively results in rental income recognition on the straight-line method over the related terms of the leases. Resident reimbursements and other income consist of charges billed to residents for utilities, carport and garage rental, pets, administrative, application and other fees and are recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of the Company’s cash balance.

Restricted Cash

Restricted cash is comprised of deposits and escrow accounts. Escrows are required and held by the Company’s first mortgage lender for items such as real estate taxes, insurance, and required repairs. Lender held escrows are released back to the Company upon the borrower’s proof of payment of such expenses. Security deposits are held until they are due to tenants and are credited against the balance.

Real Estate Investments

Upon acquisition of real estate investments except from related parties, in accordance with FASB ASC 805, Business Combinations, the assets acquired and liabilities assumed are recorded at their relative fair values. The fair values of the assets and liabilities are determined using inputs that are classified within Level 3 of the fair value hierarchy established by FASB ASC 820, Fair Value Measurement and Disclosures (“ASC 820”) (see “Fair Value Measurements” below), and are based on management’s estimate of the property’s “as-if” vacant fair value. The “as-if” vacant fair value is calculated by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data and other related information. The allocation of the fair value of intangible lease assets represents the value associated with the in-place leases, which may include lost rent, leasing commissions, legal and other related costs.

If any debt is assumed in an acquisition, the difference between the fair value, which is estimated using inputs that are classified within Level 2 of the fair value hierarchy, and the face value of the debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

Real estate assets, including land, buildings, improvements, furniture, fixtures and equipment, and intangible lease assets are stated at historical cost less accumulated depreciation and amortization. Costs associated with the development and improvement of the Company’s real estate assets are capitalized as incurred. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred. Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Buildings	30 years
Improvements	15 years
Furniture, fixtures, and equipment	3 years
Intangible lease assets	6 months

Impairment

Real estate assets are reviewed for impairment periodically whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such cases, the Company will evaluate the recoverability of such real estate asset based on estimated future cash flows and the estimated liquidation value of such real estate asset, and provide for impairment if such undiscounted cash flows are insufficient to recover the carrying amount of the real estate asset. If impaired, the real estate asset will be written down to its estimated fair value.

For the period from August 18, 2016 (inception) to December 31, 2016, the Company did not record any impairment charges related to real estate assets.

Income Taxes

The Company files a U.S. federal and Texas State tax return. As a limited liability company, the members elected for the Company to be a pass-through entity for income tax purposes; therefore, the Company's taxable income or loss is allocated to members in accordance with their respective ownership, and no provision or liability for income taxes has been included in the financial statements.

In May 2006, the State of Texas adopted House Bill 3, which modified the state’s franchise tax structure, replacing the previous tax based on capital or earned surplus with a margin tax (the “Texas Franchise Tax”) effective with franchise tax reports filed on or after January 1, 2008. The Texas Franchise Tax is computed by applying the applicable tax rate (0.75 percent for the Company’s business) to the total revenue recognized by the Company. The Company recorded Texas Franchise Tax in the amount of $4,500 for the period from August 18, 2016 (inception) through December 31, 2016, which is included in property general and administrative expenses on the statement of operations.

As the Company was formed in 2016, it has no open tax years subject to examination by federal or state taxing authorities. Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements in order to comply with the provisions of this guidance. The Company uses a more-likely-than-not threshold to determine whether or not a tax position should be recognized and reflected in a tax return. The Company’s policy is, if necessary, to account for interest and penalties related to uncertain tax positions as a component of its income tax provision.

Fees to Affiliates

Fees to affiliates include, but are not limited to, acquisition fees paid to an affiliate of the Managing Members on qualifying assets that are acquired.

Fair Value Measurements

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy):

•	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
•

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals.

•

Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity’s own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The Company utilizes an independent third party to perform the allocation of value analysis for each property acquisition and has established policies, as described above, processes and procedures intended to ensure that the valuation methodologies for investments are fair and consistent as of the measurement date.

3.	Mortgage Loan Payable

On August 19, 2016, in connection with the acquisition of Stone Oak, the Company assumed a $33,975,000 loan (the “Loan”) that is secured by Stone Oak. The Loan bears a fixed interest rate of 3.93% and requires interest-only payments until January 2018. The Loan was originally issued in November 2014 and matures in December 2024. The scheduled maturities, including amortizing principal payments, of the Loan for the next five calendar years subsequent to December 31, 2016 and thereafter are as follows:

2017	$—
2018	605,619
2019	629,853
2020	655,057
2021	681,270
Thereafter	31,403,201
Total	$33,975,000

The loan agreement contains customary events of default, including defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the document evidencing the loan, defaults in payments under any other security instrument covering any part of the property, whether junior or senior to the loan, and bankruptcy or other insolvency events.

4.	Fair Value Measurements

From time to time, the Company records certain assets and liabilities at fair value. Real estate assets are recorded at fair value at acquisition and may be stated at fair value if they become impaired in a given period.

Real Estate Acquisitions

During the period from August 18, 2016 (inception) to December 31, 2016, the Company acquired one multifamily property, Stone Oak, for approximately $46.4 million. The purchase price of Stone Oak was allocated as follows: land of approximately $4.9 million, buildings, building improvements, furniture, fixtures, and equipment of approximately $40.6 million, and intangible lease assets of approximately $0.9 million, based on their estimated fair values using Level 3 inputs. In connection with the acquisition of Stone Oak, the Company assumed debt of approximately $34.0 million, which was recorded based on its estimated fair value using Level 2 inputs.

As discussed in Note 2, fair value measurements at the time of acquisition are determined by management using available market information and appropriate valuation methodologies available to management. Critical estimates in valuing certain assets and liabilities and the assumptions of what marketplace participants would use in making estimates of fair value include, but are not limited to: future expected cash flows, estimated carrying costs, estimated origination costs, lease up periods and tenant risk attributes, as well as assumptions about the period of time the acquired lease will continue to be used in the Company’s portfolio and discount rates used in these calculations. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may not always reflect unanticipated events and changes in circumstances may occur. In making such estimates, management uses a number of sources, including appraisals, third party cost segregation studies or other market data, as well as information obtained in its pre-acquisition due diligence, marketing and leasing activities. Considerable judgment is necessary to interpret market data and estimate fair value. Accordingly, there can be no assurance that the estimates discussed herein, using Level 3 inputs, are indicative of the amounts the Company could realize on disposition of the real estate assets or other financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

5.	Related Party Transactions

Property Management Fees

Stone Oak is managed by the Managing Members. In accordance with the management agreement, the Managing Members earn a property management fee of 3.0% of the monthly gross income from the property. For the period from August 18, 2016 (inception) to December 31, 2016, Stone Oak incurred property management fees to the Managing Members of $50,254.

Asset Management Fees

In accordance with the Company’s operating agreement, the Managing Members earn an asset management fee for services provided in connection with monitoring the operations of Stone Oak. The asset management fee is equal to 2.0% of the monthly gross income from the property. For the period from August 18, 2016 (inception) to December 31, 2016, Stone Oak incurred asset management fees to the Managing Members of $33,503.

Acquisition Fees

In connection with the acquisition of Stone Oak, the Company incurred $608,000 of acquisition fees to an affiliate of the Managing Members, which are included in “fees to affiliates” on the statement of operations.

6.	Members’ Capital

The Company’s operating agreement provides that distributions of cash shall be made in accordance with the budget as approved by the Managing Members. Distributions shall be made to the members, with the exception of the Member (see below), pro rata in accordance with their ownership interests and, to the extent available, shall include sufficient funds for the members to pay any federal, state or local income taxes due to their proportionate share of the Company’s income or loss.

The Member’s Investment is entitled to a preferred return of 11.00% per annum, of which 8.00% is paid on a monthly basis (the “Monthly Minimum Distribution”). The remaining 3.00% accrues, compounds monthly, and is payable upon redemption of the Investment (the “Accrued Distribution”). For purposes of clarity, prior to redemption of the Investment and so long as there is no event of default under the governing agreement(s), but following payment of the Monthly Minimum Distribution, the Company may distribute available cash to other investors prior to paying the Accrued Distribution. For the period from August 18, 2016 (inception) to December 31, 2016, the Member’s total preferred return was approximately $214,000.

Allocations of income or loss of the Company are allocated among the members in accordance with their ownership interests. The Company’s operating agreement in certain instances prohibits the allocation of losses to a member to the extent that such an allocation would create or increase a negative capital account as defined in the operating agreement.

7.	Commitments and Contingencies

Commitments

The Company may enter into various rehabilitation construction-related purchase commitments with parties that provide these goods and services. In the event the Company were to terminate rehabilitation construction services prior to the completion of projects, the Company could potentially be committed to satisfy outstanding or uncompleted purchase orders with such parties. As of December 31, 2016, the Company had not entered into any commitments with any parties.

Contingencies

In the normal course of business, the Company may become subject to claims, lawsuits and legal proceedings. While it is not possible to ascertain the ultimate outcome of any such matters, management believes that the aggregate amount of such liabilities, if any, in excess of amounts provided or covered by insurance, will not have a material adverse effect on the balance sheet of the Company. The Company is not involved in any material litigation nor, to management’s knowledge, is any material litigation currently threatened against the Company.

8.	Subsequent Events

Management has evaluated all subsequent events occurring after the date of the balance sheet through March 27, 2017, the date that the financial statements were available to be issued, to determine whether any subsequent events necessitated adjustment or disclosure in the financial statements. No such events were identified that necessitated adjustment or disclosure.